JENNY E. MERCA[redacted]
Counsellor at[redacted]

direct tel: 617.8
direct fax: 617.21
jmercado@brownru

www.brownrudn

05013097

BROWNRUDNICK

CityPlace I
185 Asylum Street
Hartford
Connecticut
06103
tel 860.509.6500
fax 860.509.6501

RECEIVED
2005 DEC -7 A 11: 17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 21, 2005

PROCESSED
DEC 08 2005
THOMSON FINANCIAL

SUPPL

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
Attn: Susan Min
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Supplemental Documents in connection with 12g3-2(b) Filing (file no. 82-34875) Option N.V. (the "Company")

Dear Ms. Min:

The Company was added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 and has been issued file number 82-34875. On behalf of the Company, please find enclosed for filing the following supplemental documents required under Rule 12g3-2(b):

Exhibit 1 Subsequent Declaration of Interest by Schroder Investment Management Ltd. (3 May 2005);

Exhibit 2 Subsequent Declaration of Interest by JGD Management Corp. (1 June 2005);

Exhibit 3 Subsequent Declaration on Interest by Merrill Lynch Investment Managers Group (14 October 2005);

Exhibit 4 Subsequent Declaration on Interest by JGD Management Corp. (18 October 2005);

Exhibit 5 Subsequent Declaration on Interest by JGD Management Corp. (18 October 2005);

Exhibit 6 Summary Translations for the following initial declarations of interest:

a. Initial Declaration of Interest by KBC Asset Management Group (29 September 2005); and

b. Initial Declaration of Interest by Fortis Investment Management SA (8 November 2005).

Exhibit 7 Summary Translation for the following subsequent declaration of interest:

a. Subsequent Declaration of Interest by Fortis Investment Management SA (10 November 2005.

Also, on September 23, 2005, 206,970 additional shares were created via a capital increase that resulted from the execution of the same amount of warrants that were listed on the Euronext market as tradable. Please find attached as Exhibit 8 the Additional Listing as filed on Euronext on 6 October 2005.

Please kindly acknowledge your receipt of the foregoing documents by stamping the enclosed copy of this letter and returning the same to the undersigned in the enclosed self-addressed stamped envelope. If you have any questions regarding this matter, please do not hesitate to contact the undersigned at the number above.

Very truly yours,

BROWN RUDNICK BERLACK ISRAELS LLP

By: ______________________
Jenny E. Mercado, Esq.

Enclosures

cc: Frederic Convent, CFO (via email)
Lawrence M. Levy, Esq. (via email)
Mark A. Dorff, Esq. (via email)
James E. Bedar, Esq. (via email)

1398738 v2 - MERCADJE - 019086/0003

EXHIBIT 1

CHAPTER I - LAW OF 2 MARCH 1989

Form B: subsequent declaration of interest held in a listed company consequently a percentage change or updating[1]

0. To be sent to:

- the listed company concerned
- Banking and Finance Commission
  Supervision of Financial Information and
  Markets for Financial Instruments
  For the attention of Mr. G. Delaere
  Avenue Louise 99, 1050 BRUSSELS - BELGIUM
  Fax: +32 2 535 24 24 – e-mail: fmi.fin@cbf.be

1. **Name of company concerned :** Option NV

2. **Details of the person making the declaration[2]** in the capacity as declarant acting for own account / in the capacity as declarant acting on behalf of a third party[3] / in the capacity as agent[4]

a) *natural person*

surname + first name	....
address	....
	....
phone number (optional)	....

b) *legal person*

legal form + company name	Schroder Investment Management Ltd
registered office	31 Gresham Street, London, EC2V 7QA, United Kingdom
phone number	+44 (0) 20 7658 2959
fax number	+44 (0) 20 7658 3512
name and capacity of the signatory of the declaration	Duncan Murray – Compliance

3. Items covered by the declaration

Preliminary remarks

Where the declaration is made by related persons or persons acting in concert, tables I and II shall be completed as many times as necessary:

- first for each of these persons *separately*, even where none of them reach a threshold as defined by law (see Article 8, § 1, 3°, of the Royal Decree of 10 May 1989)[5];
- then for the *group* of related persons or persons acting in concert (see Article 2, §§ 1 and 2, of the Law of 2 March 1989).

[1] See Article 8, § 2, and Article 8, § 4, of the Royal Decree of 10 May 1989.
[2] Cross out what is not appropriate.
[3] I.e. where a third party holds rights for the account of another person.
[4] Each time a person who is subject to declaration entrusts this task to another person.
[5] Except in the case of natural persons acting in concert none of whom possess a number of securities representing 5% or more of effective voting rights: these may make a joint declaration, without indicating the individual holders (Article 2, § 3, paragraph 2, of the Law of 2 March 1989).

Table I : general information

Name of the company concerned	Schroder Investment Management Ltd (SIM Ltd)
Rights held by / for the account of[1] (cross out what is not appropriate)	SIM Ltd (31 Gresham Street, London. EC2V 7QA. United Kingdom.) as manager of it's clients, who have discretionary agreements with SIM.
Related to	
Acting in concert with	
Date of completion of the situation giving rise to the declaration	
Sources relating to the denominator	

[1] Where a third party holds rights for the account of another person.
* For natural persons: surname and first name + address; for legal persons: legal form, company name and address of registered office.

Table II : calculation of the stake

	previous declaration		modification (+ or -)	new declaration	
	numerator	%[2]	numerator	numerator	%
1. Effective voting rights attaching to securities • representing the capital • not representing the capital	489,905	4.85	489,905	0	0
2. Future voting rights, potential or not, resulting from • rights and commitments for conversion into or subscription of securities to be issued, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate) • rights and commitments for acquisition of issued securities, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)					
Total	489,905	4.85	489,905	0	0
Mention Rights and commitments for conversion into, subscription of or acquisition of securities, subject to conditional clauses: • bond conversion • exercise of warrants • others (give details as appropriate)					

For rights and commitments from which future voting rights may arise, please specify the waiting or exercise period.

(Type + waiting/exercise period)

[2] This percentage is to be calculated on the basis of the denominator used in the preceding declaration.

4. Description of the denominator

1. Effective voting rights attaching to securities • representing the capital • not representing the capital	10,105,354
2. Future voting rights, potential or not, resulting from rights and commitments for conversion into or subscription of securities to be issued, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)	207,170
Total	10,312,524

5. Additional information to be provided if the number of securities held is equal to or greater than 20 % (see Article 8, § 1, paragraph 3, of the Royal Decree of 10 May 1989)

a. Description of the overall strategy in the course of which the acquisition or sale is made:

b. Number of securities rights acquired during the 12 months preceding this declaration, and manner of acquisition:

	number	manner of acquisition
1. Effective voting rights attaching to securities • representing capital • not representing capital		
2. Future voting rights, potential or not, resulting from • rights or commitments for conversion into or subscription of securities to be issued, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)		
• rights and commitments for subscription or acquisition of issued securities, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)		

6. Description, possibly in the form of an organizational chart, of the structure of control of the company(ies) subject to declaration (optional)

Done on 03/06/2005 in London..................................

....
(signature)

<u>Annexes to be sent only to the Banking and Finance Commission</u> (mandatory by virtue of Article 4, § 1, paragraph 1, of the Law of 2 March 1989): the documents relating to the operation(s) giving rise to the declaration.

EXHIBIT 2

CHAPTER 1- LAW OF 2 MARCH 1989

Form B : subsequent declaration of interest held in a listed company consequently a percentage change or updating[1]

0. To be sent to:
- the listed company concerned
- Banking, Finance and Insurance Commission
  Supervision of Financial Information and Markets
  For the attention of Mr. G. Delsere
  Rue du Congrès 12-14, 1000 BRUSSELS - BELGIUM
  Fax: +32 2 220 59 03 - e-mail: fmi.fin@cbfa.be

1. Name of company concerned : Option N.V.

2. Details of the person making the declaration in the capacity as declarant acting for own account

a) *natural person*

surname + first name	
address	
phone number (optional)	

b) *legal person*

legal form + company name registered office	JGD Management Corp., c/o York Capital Management 390 Park Avenue 15th Floor New York , NY 10022 United States
phone number	+1 212 300 1300
fax number	+1 212 300 1301
name and capacity of the signatory of the declaration	Adam J. Semler Chief Financial Officer

3. Items covered by the declaration

<u>Preliminary remarks</u>

Where the declaration is made by related persons or persons acting in concert, tables I and II shall be completed as many times as necessary:
- first for each of these persons *separately*, even where none of them reach a threshold as defined by law (see Article 8, § 1, 3°, of the Royal Decree of 10 May 1989)[2];
- then for the *group* of related persons or persons acting in concert (see Article 2, §§ 1 and 2, of the Law of 2 March 1989).

[1] See Article 8, § 2, and Article 8, § 4, of the Royal Decree of 10 May 1989.
[2] Except in the case of natural persons acting in concert none of whom possess a number of securities representing 5% or more of effective voting rights: these may make a joint declaration, without indicating the individual holders (Article 2, § 3, paragraph 2, of the Law of 2 March 1989).

Subsequent declaration of interest

Table I : general information

Name of the company concerned	Option N.V.
Rights held by	JGD Management Corp., c/o York Capital Management 390 Park Avenue 15th Floor New York NY 10022 United States
Referred to	
Acting in concert with	
Date of completion of the situation giving rise to the declaration	13 May 2005
Sources relating to the denominator	

[1] Where a third party holds rights for the account of another person.

[*] For natural persons: surname and first name + address; for legal persons: legal form, company name and address of registered office.

Table II : calculation of the stake.

	previous declaration		modification (+ or -)	new declaration	
	numerator	%[2]	numerator	numerator	%
1. Effective voting rights attaching to securities • representing the capital • not representing the capital	309,400	3.06%	+ 200,200	509,600	5.04%
2. Future voting rights, potential or not, resulting from: • rights and commitments for conversion into or subscription of securities to be issued, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)					
• rights and commitments for acquisition of issued securities, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)					
Total	309,400	3.06%	+ 200,200	509,600	5.04%
Memo Rights and commitments for conversion into, subscription of or acquisition of securities, subject to conditional clauses: • bond conversion • exercise of warrants • others (give details as appropriate)					

For rights and commitments from which future voting rights may arise, please specify the waiting or exercise period

(Type + waiting/exercise period)

[2] This percentage is to be calculated on the basis of the denominator used in the preceding declaration.

4. Description of the denominator

1. Effective voting rights attaching to securities • representing the capital • not representing the capital	10,105,354
2. Future voting rights, potential or not, resulting from rights and commitments for conversion into or subscription of securities to be issued, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)	
Total	10,105,354

5. Additional information to be provided if the number of securities held is equal to or greater than 20 % (see Article 8, § 1, paragraph 3, of the Royal Decree of 10 May 1989)

a. Description of the overall strategy in the course of which the acquisition or sale is made:

5. Number of securities rights acquired during the 12 months preceding this declaration, and manner of acquisition:

	number	manner of acquisition
1. Effective voting rights attaching to securities • representing capital • not representing capital		
2. Future voting rights, potential or not, resulting from • rights or commitments for conversion into or subscription of securities to be issued, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)		
• rights and commitments for subscription or acquisition of issued securities, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)		

6. Description, possibly in the form of an organizational chart, of the structure of control of the company(ies) subject to declaration (optional)

Done on 1 June 2005 in New York

(signature)

Annexes to be sent only to the Banking, Finance and Insurance Commission (mandatory by virtue of Article 4, § 1, paragraph 1, of the Law of 2 March 1989): the documents relating to the operation(s) giving rise to the declaration.

EXHIBIT 3

CHAPTER I - LAW OF 2 MARCH 1989

RECEIVED
05 DEC -7 A 11:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form B : subsequent declaration of interest held in a listed company consequently a percentage change or updating[1]

0. **To be sent to:**
   - the listed company concerned
   - Banking, Finance and Insurance Commission
     Supervision of Financial Information and Markets
     For the attention of Mr. G. Delaere
     Rue du Congrès 12-14, 1000 BRUSSELS - BELGIUM
     Fax: +32 2 220 59 03 – e-mail: fmi.fin@cbfa.be

1. **Name of company concerned : Option NV**

2. **Details of the person making the declaration**[2] in the capacity as declarant acting for own account / in the capacity as declarant acting on behalf of a third party[3] / in the capacity as agent[4]

   a) *natural person*

surname + first name	....
address	....
	....
phone number (optional)	....

   b) *legal person*

legal form + company name	**Merrill Lynch Investment Managers Group Limited**
registered office	**33 King William Street, London, EC4R 9AS, UK**
phone number	**+44 207 743 3000**
fax number	**+44 207 743 1000**
name and capacity of the signatory of the declaration	**Thomas Hone - Associate**

3. **Items covered by the declaration**

<u>Preliminary remarks</u>
Where the declaration is made by related persons or persons acting in concert, tables I and II shall be completed as many times as necessary:

- first for each of these persons *separately*, even where none of them reach a threshold as defined by law (see Article 8, § 1, 3°, of the Royal Decree of 10 May 1989)[5];
- then for the *group* of related persons or persons acting in concert (see Article 2, §§ 1 and 2, of the Law of 2 March 1989).

---

[1] See Article 8, § 2, and Article 8, § 4, of the Royal Decree of 10 May 1989.
[2] Cross out what is not appropriate.
[3] I.e. where a third party holds rights for the account of another person.
[4] Each time a person who is subject to declaration entrusts this task to another person.
[5] Except in the case of natural persons acting in concert none of whom possess a number of securities representing 5% or more of effective voting rights: these may make a joint declaration, without indicating the individual holders (Article 2, § 3, paragraph 2, of the Law of 2 March 1989).

Table I : general information

Name of the company concerned	**Option NV**
Rights held by / for the account of[1] (cross out what is not appropriate)	**Merrill Lynch Investment Managers Group Limited**
Related to	**Not Applicable**
Acting in concert with	**Not Applicable**
Date of completion of the situation giving rise to the declaration	**4th May, 2005**
Sources relating to the denominator	**Option NV website** http://www.option.com/invest/5_7_capitalstructure.shtml

[1] Where a third party holds rights for the account of another person.
* For natural persons: surname and first name + address; for legal persons: legal form, company name and address of registered office.

Table II : calculation of the stake	previous declaration		modification (+ or -)	new declaration	
	numerator	%[2]	numerator	numerator	%
1. **Effective voting rights** attaching to securities • representing the capital • not representing the capital	510,011	4.94%	-204,791	305,220	2.95%
2. **Future voting rights**, potential or not, resulting from • rights and commitments for conversion into or subscription of securities to be issued, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)	0	0	0		
• rights and commitments for acquisition of issued securities, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)	0		0		
Total	510,011	4.94%	-204,791	305,220	2.95%
<u>Mention</u> Rights and commitments for conversion into, subscription of or acquisition of securities, subject to conditional clauses: • bond conversion • exercise of warrants • others (give details as appropriate)					

For rights and commitments from which future voting rights may arise, please specify the waiting or exercise period

(Type + waiting/exercise period)

[2] This percentage is to be calculated on the basis of the denominator used in the preceding declaration.

4. Description of the denominator

1. Effective voting rights attaching to securities • representing the capital • not representing the capital	10,312,324
2. Future voting rights, potential or not, resulting from rights and commitments for conversion into or subscription of securities to be issued, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)	0
Total	10,312,324

5. Additional information to be provided if the number of securities held is equal to or greater than 20 % (see Article 8, § 1, paragraph 3, of the Royal Decree of 10 May 1989)

a. Description of the overall strategy in the course of which the acquisition or sale is made:

b. Number of securities rights acquired during the 12 months preceding this declaration, and manner of acquisition:

	number	manner of acquisition
1. **Effective voting rights** attaching to securities • representing capital • not representing capital		
2. **Future voting rights**, potential or not, resulting from • rights or commitments for conversion into or subscription of **securities to be issued**, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)		
• rights and commitments for subscription or acquisition of issued securities, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)		

6. Description, possibly in the form of an organizational chart, of the structure of control of the company(ies) subject to declaration (optional)

Done on 14th October, 2005

....
(signature)

Annexes to be sent only to the Banking, Finance and Insurance Commission (mandatory by virtue of Article 4, § 1, paragraph 1, of the Law of 2 March 1989): the documents relating to the operation(s) giving rise to the declaration.

EXHIBIT 4

RECEIVED
05 DEC -7 AM 11:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHAPTER I - LAW OF 2 MARCH 1989

Form B : subsequent declaration of interest held in a listed company consequently a percentage change or updating[1]

0. **To be sent to:**
   - the listed company concerned
   - Banking, Finance and Insurance Commission
     Supervision of Financial Information and Markets
     For the attention of Mr. G. Delaere
     Rue du Congrès 12-14, 1000 BRUSSELS - BELGIUM
     Fax: +32 2 220 59 03 – e-mail: fmi.fin@cbfa.be

1. **Name of company concerned :** Option N.V ....

2. **Details of the person making the declaration** in the capacity as declarant acting for own account

a) *natural person*

surname + first name	....
address	....
	....
phone number (optional)	....

b) *legal person*

legal form + company name	JGD Management Corp.
registered office	c/o York Capital Management 390 Park Avenue 15th Floor New York NY 10022 United States
phone number	+1 212 300 1300
fax number	+1 212 300 1301
name and capacity of the signatory of the declaration	Adam J. Semler Chief Financial Officer

3. **Items covered by the declaration**

<u>Preliminary remarks</u>

Where the declaration is made by related persons or persons acting in concert, tables I and II shall be completed as many times as necessary:

- first for each of these persons *separately*, even where none of them reach a threshold as defined by law (see Article 8, § 1, 3°, of the Royal Decree of 10 May 1989)[2];
- then for the *group* of related persons or persons acting in concert (see Article 2, §§ 1 and 2, of the Law of 2 March 1989).

[1] See Article 8, § 2, and Article 8, § 4, of the Royal Decree of 10 May 1989.

[2] Except in the case of natural persons acting in concert none of whom possess a number of securities representing 5% or more of effective voting rights: these may make a joint declaration, without indicating the individual holders (Article 2, § 3, paragraph 2, of the Law of 2 March 1989).

Table I : general information

Name of the company concerned	Option N.V.
Rights held by	JGD Management Corp. c/o York Capital Management 390 Park Avenue 15th Floor New York NY 10022 United States
Related to	
Acting in concert with	
Date of completion of the situation giving rise to the declaration	20 June 2005
Sources relating to the denominator	

Where a third party holds rights for the account of another person.

Table II : calculation of the stake

	previous declaration		modification (+ or -)	new declaration	
	numerator	% [2]	numerator	numerator	%
1. **Effective voting rights** attaching to securities • representing the capital • not representing the capital	509,600	5.04	122,000	387,600	3.84
2. **Future voting rights**, potential or not, resulting from • rights and commitments for conversion into or subscription of **securities to be issued**, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)					
• rights and commitments for acquisition of **issued securities**, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)					
Total	509,600	5.04	122,000	387,600	3.84
Mention Rights and commitments for conversion into, subscription of or acquisition of securities, subject to conditional clauses: • bond conversion • exercise of warrants • others (give details as appropriate)					

For rights and commitments from which future voting rights may arise, please specify the waiting or exercise period
(Type + waiting/exercise period)

[2] This percentage is to be calculated on the basis of the denominator used in the preceding declaration.

4. Description of the denominator

1. **Effective voting rights** attaching to securities • representing the capital • not representing the capital	10,105,354
2. **Future voting rights**, potential or not, resulting from rights and commitments for conversion into or subscription of **securities to be issued**, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)	
Total	10,105,354

5. **Additional information to be provided if the number of securities held is equal to or greater than 20 %** (see Article 8, § 1, paragraph 3, of the Royal Decree of 10 May 1989)

a. Description of the overall strategy in the course of which the acquisition or sale is made:
N/A

b. Number of securities rights acquired during the 12 months preceding this declaration, and manner of acquisition:
N/A

	number	manner of acquisition
1. Effective voting rights attaching to securities • representing capital • not representing capital		
2. Future voting rights, potential or not, resulting from • rights or commitments for conversion into or subscription of securities to be issued, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)		
• rights and commitments for subscription or acquisition of issued securities, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)		

6. **Description, possibly in the form of an organizational chart, of the structure of control of the company(ies) subject to declaration** (optional)

Done on 18 Oct 2005 ~~New York~~ in New York

[signature] Adam J. Semler
(signature)

Annexes to be sent only to the Banking, Finance and Insurance Commission (mandatory by virtue of Article 4, § 1, paragraph 1, of the Law of 2 March 1989): the documents relating to the operation(s) giving rise to the declaration.

EXHIBIT 5

RECEIVED
2005 DEC -7 A 11:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHAPTER I - LAW OF 2 MARCH 1989

Form B : subsequent declaration of interest held in a listed company consequently a percentage change or updating[1]

0. To **be sent to:**
   - the listed company concerned
   - Banking, Finance and Insurance Commission
     Supervision of Financial Information and Markets
     For the attention of Mr. G. Delaere
     Rue du Congrès 12-14, 1000 BRUSSELS - BELGIUM
     Fax: +32 2 220 59 03 – e-mail: fmi.fin@cbfa.be

1. **Name of company concerned :** Option N.V..

2. **Details of the person making the declaration** in the capacity as declarant acting for own account

a) *natural person*

surname + first name	....
address	....
	....
phone number (optional)	....

b) *legal person*

legal form + company name	JGD Management Corp.
registered office	c/o York Capital Management 390 Park Avenue 15th Floor New York NY 10022 United States
phone number	+1 212 300 1300
fax number	+1 212 300 1301
name and capacity of the signatory of the declaration	Adam J. Semler Chief Financial Officer

3. **Items covered by the declaration**

Preliminary remarks

Where the declaration is made by related persons or persons acting in concert, tables I and II shall be completed as many times as necessary:

- first for each of these persons *separately*, even where none of them reach a threshold as defined by law (see Article 8, § 1, 3°, of the Royal Decree of 10 May 1989)[2];
- then for the *group* of related persons or persons acting in concert (see Article 2, §§ 1 and 2, of the Law of 2 March 1989).

---

[1] See Article 8, § 2, and Article 8, § 4, of the Royal Decree of 10 May 1989.

[2] Except in the case of natural persons acting in concert none of whom possess a number of securities representing 5% or more of effective voting rights: these may make a joint declaration, without indicating the individual holders (Article 2, § 3, paragraph 2, of the Law of 2 March 1989).

Table I : general information

Name of the company concerned	Option N.V.
Rights held by	JGD Management Corp. c/o York Capital Management 390 Park Avenue 15th Floor New York NY 10022 United States
Related to	
Acting in concert with	
Date of completion of the situation giving rise to the declaration	14 July 2005
Sources relating to the denominator	

[1] Where a third party holds rights for the account of another person.

Table II : calculation of the stake

	previous declaration		modification (+ or -)	new declaration	
	numerator	% [2]	numerator	numerator	%
1. **Effective voting rights** attaching to securities • representing the capital • not representing the capital	387,600	3.84	165,958	221,642	2.19
2. **Future voting rights**, potential or not, resulting from • rights and commitments for conversion into or subscription of **securities to be issued**, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)					
• rights and commitments for acquisition of **issued securities**, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)					
Total	387,600	3.84	165,958	221,642	2.19
Mention Rights and commitments for conversion into, subscription of or acquisition of securities, subject to conditional clauses: • bond conversion • exercise of warrants • others (give details as appropriate)					

For rights and commitments from which future voting rights may arise, please specify the waiting or exercise period

(Type + waiting/exercise period)

[2] This percentage is to be calculated on the basis of the denominator used in the preceding declaration.

4. Description of the denominator

1. **Effective voting rights** attaching to securities • representing the capital • not representing the capital	10,105,354
2. **Future voting rights**, potential or not, resulting from rights and commitments for conversion into or subscription of **securities to be issued, viz.**: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)	
Total	10,105,354

5. **Additional information to be provided if the number of securities held is equal to or greater than** 20 % (see Article 8, § 1, paragraph 3, of the Royal Decree of 10 May 1989)

a. Description of the overall strategy in the course of which the acquisition or sale is made:
N/A

b. Number of securities rights acquired during the 12 months preceding this declaration, and manner of acquisition:
N/A

	number	manner of acquisition
1. Effective voting rights attaching to securities • representing capital • not representing capital		
2. Future voting rights, potential or not, resulting from • rights or commitments for conversion into or subscription of securities to be issued, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)		
• rights and commitments for subscription or acquisition of issued securities, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)		

6. **Description, possibly in the form of an organizational chart, of the structure of control of the company(ies) subject to declaration** (optional)

Done on ~~New York~~ 18 Oct 2005 in New York

[signature]
(signature)

<u>**Annexes to be sent only to the Banking, Finance and Insurance Commission**</u> (mandatory by virtue of Article 4, § 1, paragraph 1, of the Law of 2 March 1989): the documents relating to the operation(s) giving rise to the declaration.

EXHIBIT 6

RECEIVED
2005 DEC -7 A 11:10

Form A: initial declaration of interest held in a listed company

The following are summary English translations of filings originally submitted in Dutch or French on Form A (Form A: initial declaration of interest held in a listed company). A full translation of Form A (obtained from the website of the Belgian Banking, Finance and Insurance Commission http://www.cbfa.be/eng/gv/ah/circ/pdf/forma_04-04.doc) is attached hereto as Exhibit A.

Summary translations:

	Name of person making Declaration	Date	Summary of Declaration
1.	KBC Asset Management NV Brussels, Belgium Stefan Duchateau President of the Director's Committee	29 September 2005 (reflecting transactions in June and December 2004 and January, May, August and September 2005)	Acquisition of shares by KBC Asset Management Group for total holdings equal to 4.57%, disbursed to different branches of the KBC Group as follows: ▪ Pricos Management: 3.43% (23 June 2004) ▪ Pricos Defensive: 0.05 % (23 June 2004) ▪ KBC Equity Fund: 0.81% (23 June 2004) ▪ Fivest: 0.03 % (2 August 2005) ▪ KBC Business: 0.03 % (10 December 2004) ▪ KBC Institutional Fund: 0.04% (19 January 2005) ▪ KBC Multi Track: 0.16% (11 May 2005) ▪ Privileged Portfolio Fund: 0.02% (23 September 2005) ▪ KBC Asset Management NV: 4.57% (23 June 2004)
2.	Fortis Investment Management SA Brussels, Belgium Paul Mestag Head, Funds Legal Service	8 November 2005 (reflecting a transaction in August 2005)	Acquisition of 322,654 shares (3.13%)

* * *

EXHIBIT A

CHAPTER I - LAW OF 2 MARCH 1989

Form A: initial declaration of interest held in a listed company

0. **To be sent to:**
   - the listed company concerned
   - Banking, Finance and Insurance Commission
     Supervision of Financial Information and Markets
     For the attention of Mr. G. Delaere
     Rue du Congrès 12-14, 1000 BRUSSELS - BELGIUM
     Fax: +32 2 220 59 03 – e-mail: fmi.fin@cbfa.be

1. **Name of company concerned:** ....

2. **Details of the person making the declaration**[1] in the capacity as declarant acting for own account / in the capacity as declarant acting on behalf of a third party[2] / in the capacity as agent[3]

   a) *natural person*

surname + first name	....
address	....
	....
phone number (optional)	....

   b) *legal person*

legal form + company name	....
registered office	....
	....
phone number	....
fax number	....
name and capacity of the	....
signatory of the declaration	....

3. **Items covered by the declaration**

Preliminary remarks

Where the declaration is made by related persons or persons acting in concert, tables I and II shall be completed as many times as necessary:

- first for each of these persons *separately*, even where none of them reach a threshold as defined by law (see Article 8, § 1, 3°, of the Royal Decree of 10 May 1989)[4];
- then for the *group* of related persons or persons acting in concert (see Article 2, §§ 1 and 2, of the Law of 2 March 1989).

---

[1] Cross out what is not appropriate.

[2] I.e. where a third party holds rights for the account of another person.

[3] Each time a person who is subject to declaration entrusts this task to another person.

[4] Except in the case of natural persons acting in concert none of whom possess a number of securities representing 5% or more of effective voting rights: these may make a joint declaration, without indicating the individual holders (Article 2, § 3, paragraph 2, of the Law of 2 March 1989).

Initial declaration of interest

Table I : general information

Name of the company concerned	
Rights held by / for the account of[1] (cross out what is not appropriate)	*
Related to	
Acting in concert with	
Date of completion of the situation giving rise to the declaration	
Sources relating to the denominator	

[1] Where a third party holds rights for the account of another person.

* For natural persons: surname and first name + address; for legal persons: legal form, company name and address of registered office.

Table II : calculation of the stake	denominator (a)	numerator (b)	% (b/a)
1. **Effective voting rights** attaching to securities • representing the capital • not representing the capital			
2. **Future voting rights**, potential or not, resulting from • rights and commitments for conversion into or subscription of **securities to be issued**, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)			
• rights and commitments for acquisition of **issued securities**, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)			
Total			
Mention Rights and commitments for conversion into, subscription of or acquisition of securities, subject to conditional clauses: • bond conversion • exercise of warrants • others (give details as appropriate)			

For rights and commitments from which future voting rights may arise, please specify the waiting or exercise period
(Type + waiting/exercise period)

4. **Additional information to be provided if the number of securities held is equal to or greater than 20 %** (see Article 8, paragraph 3 of the Royal Decree of 10 May 1989)

   a. Description of the overall strategy in the course of which the acquisition is made:

   b. Number of securities acquired during the 12 months preceding this declaration, and manner of acquisition:

	number	manner of acquisition
1. **Effective voting rights** attaching to securities • representing capital • not representing capital		
2. **Future voting rights**, potential or not, resulting from • rights or commitments for conversion into or subscription of **securities to be issued**, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)		
• rights and commitments for subscription or acquisition of **issued securities**, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)		

5. **Description, possibly in the form of an organizational chart, of the structure of control of the company(ies) subject to declaration** (optional)

Done on .... in ....

... ...
(signature)

<u>**Annexes to be sent only to the Banking, Finance and Insurance Commission**</u> (mandatory by virtue of Article 4, § 1, paragraph 1, of the Law of 2 March 1989): the documents relating to the operation(s) giving rise to the declaration.

HOODFDSTUK 1 VAN DE WET VAN 2 MAART 1989

Formulier A : eerste kennisgeving van deelneming in een genoteerde vennootschap

0. **Op te sturen naar :**
   - de betrokken genoteerde vennootschap
   - Commissie voor het Bank-, Financie- en Assurantiewezen
     Toezicht op de financiële informatie en markten
     t.a.v. de h. G. Delaere, Congresstraat 12-14, 1000 BRUSSEL
     fax : +32(2)220.59.03 - e-mail : fmi.fin@cbfa.be

1. **Naam van de betrokken vennootschap :** .Option NV..

2. **Gegevens over de persoon die de kennisgeving opstelt**[1] als kennisgever optredend voor eigen rekening / als kennisgever optredend voor andermans rekening[2] / als lasthebber[3]

   a) *natuurlijke persoon*

naam + voornaam	....
adres	....
	....
tel. (facultatief)	....

   b) *rechtspersoon*

rechtsvorm + naam	KBC..Asset..Management..NV............................... ....
maatschappelijke zetel	Havenlaan..2..,..1080..Brussel................................ ....
tel.	02.429.5613... ....
fax	02.429.5482... ....
naam en hoedanigheid van wie de kennisgeving ondertekent	Stefan..Duchateau.. .... Voorzitter..Directiecomité....................................... ....

3. **Gegevens begrepen in de kennisgeving**

<u>Voorafgaande opmerking</u>

In geval van kennisgeving door personen die verbonden zijn of in onderling overleg optreden, worden de tabellen I en II zo veel keer als nodig ingevuld :

- eerst voor elk van de betrokken personen *afzonderlijk*, zelfs indien niemand van hen alleen een drempel bereikt (cf. art. 8, § 1, 3° van het KB van 10 mei 1989)[4];
- vervolgens voor alle verbonden of in onderling overleg optredende personen *samen* (cf. art. 2, § 1 en 2 van de wet van 2 maart 1989)..

---

[1] Hierna schrappen wat niet past.
[2] M.n. als een derde rechten houdt voor rekening van iemand anders.
[3] Telkens een kennisgevingsplichtig persoon iemand anders belast met het uitvoeren van de kennisgevingsverplichting.
[4] Tenzij het gaat om in onderling overleg optredende natuurlijke personen van wie niemand een aantal effecten bezit waaraan 5 % of meer van de bestaande stemrechten is verbonden : deze kunnen een gemeenschappelijke kennisgeving doen zonder vermelding van de individuele houders (art. 2, § 3, lid 2 van de wet van 2 maart 1989).

Tabel I : algemene gegevens

Naam van de betrokken vennootschap	KBC Asset Management NV
Rechten ~~in bezit van~~/gehouden voor rekening van[1] (schrappen wat niet past)	Pricos, Pensioenspaarfonds naar Belgisch recht
verbonden met	
optredend in onderling overleg met	
Datum waarop zich de omstandigheid heeft voorgedaan op grond waarvan kennisgeving verplicht is	23/06/2004
Bronnen m.b.t. de noemer	

Tabel II : berekening van het quotum

	noemer (a)	teller (b)	% (b/a)
1. **Effectieve stemrechten** verbonden aan effecten • die het kapitaal vertegenwoordigen • die het kapitaal niet vertegenwoordigen	10.312.324	353.831	3,43
2. Al dan niet potentiële **toekomstige stemrechten**, voortvloeiend uit • rechten en verplichtingen tot conversie in of inschrijving op nog **uit te geven effecten**, m.n. : ◊ conversie van obligaties ◊ conversie van leningen ◊ uitoefening van warrants ◊ andere (zo nodig uitsplitsen)			
• rechten en verplichtingen tot verwerving van **uitgegeven effecten**, m.n.: ◊ opties ◊ warrants op uitgegeven effecten ◊ verbintenissen op grond van een overeenkomst ◊ andere (zo nodig uitsplitsen)			
Totaal			
<u>Bijkomende vermelding</u> : Rechten en verplichtingen tot conversie in, inschrijving op of verwerving van effecten met voorwaardelijke clausules, m.n. : • conversie van obligaties • uitoefening van warrants • andere (zo nodig uitsplitsen)			
Voor de rechten en verplichtingen waaruit toekomstige stemrechten kunnen voortvloeien: uitoefentermijn of -periode			
(Type + termijnen/periodes)			

Tabel I : algemene gegevens

Naam van de betrokken vennootschap	KBC Asset Management NV
Rechten ~~in bezit van~~/gehouden voor rekening van[1] (schrappen wat niet past)	Pricos Defensive, Pensioenspaarfonds naar Belgisch recht
verbonden met	

optredend in onderling overleg met	
Datum waarop zich de omstandigheid heeft voorgedaan op grond waarvan kennisgeving verplicht is	23/06/2004
Bronnen m.b.t. de noemer	

Tabel II : berekening van het quotum	noemer (a)	teller (b)	% (b/a)
3. **Effectieve stemrechten** verbonden aan effecten • die het kapitaal vertegenwoordigen • die het kapitaal niet vertegenwoordigen	10.312.324	5.000	0,05
4. Al dan niet potentiële **toekomstige stemrechten,** voortvloeiend uit • rechten en verplichtingen tot conversie in of inschrijving op nog **uit te geven effecten,** m.n. : ◊ conversie van obligaties ◊ conversie van leningen ◊ uitoefening van warrants ◊ andere (zo nodig uitsplitsen)			
• rechten en verplichtingen tot verwerving van **uitgegeven effecten,** m.n.: ◊ opties ◊ warrants op uitgegeven effecten ◊ verbintenissen op grond van een overeenkomst ◊ andere (zo nodig uitsplitsen)			
Totaal			
<u>Bijkomende vermelding</u> : Rechten en verplichtingen tot conversie in, inschrijving op of verwerving van effecten met voorwaardelijke clausules, m.n. : • conversie van obligaties • uitoefening van warrants • andere (zo nodig uitsplitsen)			
Voor de rechten en verplichtingen waaruit toekomstige stemrechten kunnen voortvloeien: uitoefentermijn of -periode			
(Type + termijnen/periodes)			

Tabel I : algemene gegevens

Naam van de betrokken vennootschap	KBC Asset Management NV
Rechten ~~in bezit van~~/gehouden voor rekening van[1] (schrappen wat niet past)	KBC Equity Fund, BEVEK, Havenlaan 2, 1080 Brussel
verbonden met	
optredend in onderling overleg met	

Datum waarop zich de omstandigheid heeft voorgedaan op grond waarvan kennisgeving verplicht is	23/06/2004
Bronnen m.b.t. de noemer	

Tabel II : berekening van het quotum

	noemer (a)	teller (b)	% (b/a)
5. Effectieve **stemrechten** verbonden aan effecten • die het kapitaal vertegenwoordigen • die het kapitaal niet vertegenwoordigen	10.312.324	83.250	0,81
6. Al dan niet potentiële **toekomstige stemrechten**, voortvloeiend uit • rechten en verplichtingen tot conversie in of inschrijving op nog **uit te geven effecten**, m.n. : ◊ conversie van obligaties ◊ conversie van leningen ◊ uitoefening van warrants ◊ andere (zo nodig uitsplitsen)			
• rechten en verplichtingen tot verwerving van **uitgegeven effecten**, m.n.: ◊ opties ◊ warrants op uitgegeven effecten ◊ verbintenissen op grond van een overeenkomst ◊ andere (zo nodig uitsplitsen)			
Totaal			
<u>Bijkomende vermelding</u> : Rechten en verplichtingen tot conversie in, inschrijving op of verwerving van effecten met voorwaardelijke clausules, m.n. : • conversie van obligaties • uitoefening van warrants • andere (zo nodig uitsplitsen)			

Voor de rechten en verplichtingen waaruit toekomstige stemrechten kunnen voortvloeien: uitoefentermijn of -periode
(Type + termijnen/periodes)

Tabel I : algemene gegevens

Naam van de betrokken vennootschap	KBC Asset Management NV
Rechten ~~in bezit van~~/gehouden voor rekening van[1] (schrappen wat niet past)	Fivest, BEVEK, Havenlaan 2, 1080 Brussel
verbonden met	
optredend in onderling overleg met	
Datum waarop zich de omstandigheid heeft voorgedaan op grond waarvan kennisgeving verplicht is	02/08/2005
Bronnen m.b.t. de noemer	

Tabel II : berekening van het quotum

	noemer (a)	teller (b)	% (b/a)
7. **Effectieve stemrechten** verbonden aan effecten • die het kapitaal vertegenwoordigen • die het kapitaal niet vertegenwoordigen	10.312.324	3.000	0,03
8. Al dan niet potentiële **toekomstige stemrechten,** voortvloeiend uit • rechten en verplichtingen tot conversie in of inschrijving op **nog uit te geven effecten,** m.n. : ◊ conversie van obligaties ◊ conversie van leningen ◊ uitoefening van warrants ◊ andere (zo nodig uitsplitsen)			
• rechten en verplichtingen tot verwerving van **uitgegeven effecten,** m.n.: ◊ opties ◊ warrants op uitgegeven effecten ◊ verbintenissen op grond van een overeenkomst ◊ andere (zo nodig uitsplitsen)			
Totaal			
Bijkomende vermelding : Rechten en verplichtingen tot conversie in, inschrijving op of verwerving van effecten met voorwaardelijke clausules, m.n. : • conversie van obligaties • uitoefening van warrants • andere (zo nodig uitsplitsen)			

Voor de rechten en verplichtingen waaruit toekomstige stemrechten kunnen voortvloeien: uitoefentermijn of -periode
(Type + termijnen/periodes)

Tabel I : algemene gegevens

Naam van de betrokken vennootschap	KBC Asset Management NV
Rechten ~~in bezit van~~/gehouden voor rekening van[1] (schrappen wat niet past)	KBC Business, BEVEK, Havenlaan 2, 1080 Brussel
verbonden met	
optredend in onderling overleg met	
Datum waarop zich de omstandigheid heeft voorgedaan op grond waarvan kennisgeving verplicht is	10/12/2004
Bronnen m.b.t. de noemer	

Tabel II : berekening van het quotum

	noemer (a)	teller (b)	% (b/a)
9. **Effectieve stemrechten** verbonden aan effecten • die het kapitaal vertegenwoordigen • die het kapitaal niet vertegenwoordigen	10.312.324	3.000	0,03

10. Al dan niet potentiële **toekomstige stemrechten,** voortvloeiend uit • rechten en verplichtingen tot conversie in of inschrijving op nog uit te **geven effecten**, m.n. : ◊ conversie van obligaties ◊ conversie van leningen ◊ uitoefening van warrants ◊ andere (zo nodig uitsplitsen) • rechten en verplichtingen tot verwerving van **uitgegeven effecten**, m.n.: ◊ opties ◊ warrants op uitgegeven effecten ◊ verbintenissen op grond van een overeenkomst ◊ andere (zo nodig uitsplitsen)			
Totaal			
<u>Bijkomende vermelding</u> : Rechten en verplichtingen tot conversie in, inschrijving op of verwerving van effecten met voorwaardelijke clausules, m.n. : • conversie van obligaties • uitoefening van warrants • andere (zo nodig uitsplitsen)			
Voor de rechten en verplichtingen waaruit toekomstige stemrechten kunnen voortvloeien: uitoefentermijn of -periode			
(Type + termijnen/periodes)			

Tabel I : algemene gegevens

Naam van de betrokken vennootschap	KBC Asset Management NV
Rechten ~~in bezit van~~/gehouden voor rekening van[1] (schrappen wat niet past)	KBC Institutional Fund, BEVEK, Havenlaan 2, 1080 Brussel
verbonden met	
optredend in onderling overleg met	
Datum waarop zich de omstandigheid heeft voorgedaan op grond waarvan kennisgeving verplicht is	19/01/2005
Bronnen m.b.t. de noemer	

Tabel II : berekening van het quotum	noemer (a)	teller (b)	% (b/a)
11. **Effectieve stemrechten** verbonden aan effecten • die het kapitaal vertegenwoordigen • die het kapitaal niet vertegenwoordigen	10.312.324	3.761	0,04
12. Al dan niet potentiële **toekomstige stemrechten,** voortvloeiend uit • rechten en verplichtingen tot conversie in of inschrijving op nog **uit te geven effecten**, m.n. : ◊ conversie van obligaties ◊ conversie van leningen ◊ uitoefening van warrants			

◊ andere (zo nodig uitsplitsen)			
• rechten en verplichtingen tot verwerving van **uitgegeven effecten**, m.n.: ◊ opties ◊ warrants op uitgegeven effecten ◊ verbintenissen op grond van een overeenkomst ◊ andere (zo nodig uitsplitsen)			
Totaal			
Bijkomende vermelding : Rechten en verplichtingen tot conversie in, inschrijving op of verwerving van effecten met voorwaardelijke clausules, m.n. : • conversie van obligaties • uitoefening van warrants • andere (zo nodig uitsplitsen)			
Voor de rechten en verplichtingen waaruit toekomstige stemrechten kunnen voortvloeien: uitoefentermijn of -periode			
(Type + termijnen/periodes)			

Tabel I : algemene gegevens

Naam van de betrokken vennootschap	KBC Asset Management NV
Rechten ~~in bezit van~~/gehouden voor rekening van[1] (schrappen wat niet past)	KBC Multi Track, BEVEK, Havenlaan 2, 1080 Brussel
verbonden met	
optredend in onderling overleg met	
Datum waarop zich de omstandigheid heeft voorgedaan op grond waarvan kennisgeving verplicht is	11/05/2005
Bronnen m.b.t. de noemer	

Tabel II : berekening van het quotum	noemer (a)	teller (b)	% (b/a)
13. **Effectieve stemrechten** verbonden aan effecten • die het kapitaal vertegenwoordigen • die het kapitaal niet vertegenwoordigen	10.312.324	17.000	0,16
14. Al dan niet potentiële **toekomstige stemrechten**, voortvloeiend uit. • rechten en verplichtingen tot conversie in of inschrijving op nog **uit te geven effecten**, m.n. : ◊ conversie van obligaties ◊ conversie van leningen ◊ uitoefening van warrants ◊ andere (zo nodig uitsplitsen)			
• rechten en verplichtingen tot verwerving van **uitgegeven effecten**, m.n.: ◊ opties ◊ warrants op uitgegeven effecten ◊ verbintenissen op grond van een overeenkomst			

◊ andere (zo nodig uitsplitsen)			
Totaal			
Bijkomende vermelding : Rechten en verplichtingen tot conversie in, inschrijving op of verwerving van effecten met voorwaardelijke clausules, m.n. : • conversie van obligaties • uitoefening van warrants • andere (zo nodig uitsplitsen)			
Voor de rechten en verplichtingen waaruit toekomstige stemrechten kunnen voortvloeien: uitoefentermijn of -periode			
(Type + termijnen/periodes)			

Tabel I : algemene gegevens

Naam van de betrokken vennootschap	KBC Asset Management NV
Rechten ~~in bezit van~~/gehouden voor rekening van[1] (schrappen wat niet past)	Privileged Portfolio Fund, BEVEK, Havenlaan 2, 1080 Brussel
verbonden met	
optredend in onderling overleg met	
Datum waarop zich de omstandigheid heeft voorgedaan op grond waarvan kennisgeving verplicht is	23/09/2005
Bronnen m.b.t. de noemer	

Tabel II : berekening van het quotum	noemer (a)	teller (b)	% (b/a)
15. **Effectieve stemrechten** verbonden aan effecten • die het kapitaal vertegenwoordigen • die het kapitaal niet vertegenwoordigen	10.312.324	2.500	0,02
16. Al dan niet potentiële **toekomstige stemrechten**, voortvloeiend uit • rechten en verplichtingen tot conversie in of inschrijving op nog **uit te geven effecten**, m.n. : ◊ conversie van obligaties ◊ conversie van leningen ◊ uitoefening van warrants ◊ andere (zo nodig uitsplitsen)			
• rechten en verplichtingen tot verwerving van **uitgegeven effecten**, m.n.: ◊ opties ◊ warrants op uitgegeven effecten ◊ verbintenissen op grond van een overeenkomst ◊ andere (zo nodig uitsplitsen)			
Totaal			

<u>Bijkomende vermelding</u> : Rechten en verplichtingen tot conversie in, inschrijving op of verwerving van effecten met voorwaardelijke clausules, m.n. : • conversie van obligaties • uitoefening van warrants • andere (zo nodig uitsplitsen)			
Voor de rechten en verplichtingen waaruit toekomstige stemrechten kunnen voortvloeien: uitoefentermijn of -periode			
(Type + termijnen/periodes)			

Tabel I : algemene gegevens

Naam van de betrokken vennootschap	KBC Asset Management NV
Rechten ~~in bezit van~~/gehouden voor rekening van[1] (schrappen wat niet past)	2 pensioenfondsen en 6 BEVEKS naar Belgisch recht
verbonden met	
optredend in onderling overleg met	
Datum waarop zich de omstandigheid heeft voorgedaan op grond waarvan kennisgeving verplicht is	23/06/2004
Bronnen m.b.t. de noemer	

[1] Indien een derde rechten houdt voor andermans rekening.

* Voor natuurlijke personen : naam en voornaam + adres. Voor rechtspersonen : rechtsvorm, naam en adres van de maatschappelijke zetel.

Tabel II : berekening van het quotum	noemer (a)	teller (b)	% (b/a)
17. **Effectieve stemrechten** verbonden aan effecten • die het kapitaal vertegenwoordigen • die het kapitaal niet vertegenwoordigen	10.312.324	471.342	4,57
18. Al dan niet potentiële **toekomstige stemrechten**, voortvloeiend uit • rechten en verplichtingen tot conversie in of inschrijving op nog **uit te geven effecten**, m.n. : ◊ conversie van obligaties ◊ conversie van leningen ◊ uitoefening van warrants ◊ andere (zo nodig uitsplitsen)			
• rechten en verplichtingen tot verwerving van **uitgegeven effecten**, m.n.: ◊ opties ◊ warrants op uitgegeven effecten ◊ verbintenissen op grond van een overeenkomst ◊ andere (zo nodig uitsplitsen)			
Totaal			

Bijkomende vermelding : Rechten en verplichtingen tot conversie in, inschrijving op of verwerving van effecten met voorwaardelijke clausules, m.n. : • conversie van obligaties • uitoefening van warrants • andere (zo nodig uitsplitsen)			

Voor de rechten en verplichtingen waaruit toekomstige stemrechten kunnen voortvloeien: uitoefentermijn of -periode
(Type + termijnen/periodes)

4. **Bijkomende gegevens te verstrekken indien het aantal gehouden effecten 20 % of meer bedraagt** (art. 8, § 3 van het KB van 10 mei 1989)

a. Verklaring van de politiek waarin de verwerving zich situeert :

b. Aantal tijdens de 12 maanden vóór de kennisgeving verworven effecten en op welke wijze :

	aantal	wijze
1. Effectieve **stemrechten** verbonden aan effecten • die het kapitaal vertegenwoordigen • die het kapitaal niet vertegenwoordigen		
2. Al dan niet potentiële **toekomstige stemrechten**, voortvloeiend uit • rechten en verplichtingen tot conversie in of inschrijving op nog **uit te geven effecten**, m.n. : ◊ conversie van obligaties ◊ conversie van leningen ◊ uitoefening van warrants ◊ andere (zo nodig uitsplitsen)		
• rechten en verplichtingen tot verwerving van **uitgegeven effecten**, m.n. : ◊ opties ◊ warrants op uitgegeven effecten ◊ verbintenissen op grond van een overeenkomst ◊ andere (zo nodig uitsplitsen)		

5. **Beschrijving, eventueel in de vorm van een organogram, van de controlestructuur van de kennisgevingsplichtige vennootschap(pen)** (facultatief)

Opgemaakt op ..29 september 2005.............................te...Brussel...............................

....
(handtekening)

<u>Bijlagen enkel te bezorgen aan de Commissie voor het Bank-, Financie- en Assurantiewezen</u> (verplicht op grond van art. 4, § 1, eerste lid van de wet van 2 maart 1989) : de documenten betreffende de verrichting(en) die tot de kennisgeving(en) aanleiding geeft/geven

CHAPITRE Ier DE LA LOI DU 2 MARS 1989

Formulaire A : première déclaration de participation dans une société cotée

0. **A adresser à** :
   - la société cotée visée
   - Commission bancaire, financière et des assurances
     Contrôle de l'information et des marchés financiers
     A l'attention de M. G. Delaere
     Rue du Congrès 12-14, 1000 BRUXELLES
     fax : +32(2)220.59.03 - e-mail : fmi.fin@cbfa.be

1. **Nom de la société visée :** OPTIONS NV

2. **Données relatives à la personne établissant la déclaration**[1] en qualité de déclarant intervenant pour son propre compte / en qualité de déclarant intervenant pour le compte d'autrui[2] / comme mandataire[3]

a) *personne physique*

nom + prénom	....
adresse	....
	....
tél. (facultatif)	....

b) *personne morale*

forme juridique + dénomination	FORTIS INVESTMENT MANAGEMENT SA
siège social	Avenue de l'Astronomie, 14 1210 Bruxelles
tél.	02/274.85.47
fax	02/274.82.06
nom et qualité du signataire de la déclaration	Paul Mestag Head, Funds Legal Service

3. **Eléments constitutifs de la déclaration**

Remarque préliminaire

Lorsque la déclaration est opérée par des personnes liées ou agissant de concert, les tableaux I et II seront complétés autant de fois que nécessaire :

- d'abord pour chacune de ces personnes *séparément*, même si aucune d'elles n'atteint à elle seule l'un des seuils prévus par la loi (cf. art. 8, § 1er, 3°, de l'A.R. du 10 mai 1989)[4] ;
- ensuite pour *l'ensemble* des personnes liées ou agissant de concert (cf. art. 2, § 1er et 2, de la loi du 2 mars 1989).

[1] Biffer la(les) mention(s) inutile(s).

[2] C.à.d. lorsqu'un tiers détient des droits pour le compte d'une autre personne.

[3] Chaque fois qu'une personne tenue à déclaration désigne une autre personne pour s'acquitter de son obligation de déclaration.

[4] Sauf s'il s'agit de personnes physiques agissant de concert dont aucune ne possède un nombre de titres auquel sont attachés 5 % ou plus des droits de vote existants : celles-ci peuvent faire une déclaration commune, sans indication des détenteurs individuels (art. 2, § 3, alinéa 2, de la loi du 2 mars 1989).

Tableau I : données générales

Nom de la société visée	OPTION NV
Droits détenus par/ pour compte de[1] (biffer la mention inutile)	Droits de vote détenus par Fortis Investment Management SA pour le compte de plusieurs OPC gérés
lié(e) à	-
agissant de concert avec	-
Date de réalisation de la situation donnant lieu à déclaration	08/11/2005
Sources relatives au dénominateur	Site internet de la société Option NV (données au 30/09/2005)

[1] Lorsqu'un tiers détient des droits pour compte d'autrui.

*Pour les personnes physiques : nom et prénom + adresse. Pour les personnes morales : forme juridique, dénomination sociale et adresse du siège social.

Tableau II : calcul de la quotité	dénominateur (a)	numérateur (b)	% (b/a)
1. **Droits de vote effectifs** afférents à des titres • représentatifs du capital • non représentatifs du capital	10.312.324	322.654	3,13%
2. **Droits de vote futurs**, potentiels ou non, résultant de • droits et engagements à la conversion en ou à la souscription de **titres à émettre,** à savoir : ◊ conversion d'obligations ◊ conversion de prêts ◊ exercice de warrants ◊ autres (à détailler le cas échéant)	-	-	-
• droits et engagements à l'acquisition de **titres émis**, à savoir : ◊ options ◊ warrants portant sur des titres émis ◊ engagements résultant d'un contrat ◊ autres (à détailler le cas échéant)		-	
Total	10.312.324	322.654	3,13%
Pour mention Droits et engagements à la conversion en, à la souscription ou à l'acquisition de titres, assortis de clauses conditionnelles, à savoir : • conversion d'obligations • exercice de warrants • autres (à détailler le cas échéant)	-	-	-

Pour les droits ou engagements desquels peuvent résulter des droits de vote futurs : délais ou périodes d'exercice
(Type + délais/périodes)

4. **Données complémentaires à fournir si le nombre de titres détenus est égal ou supérieur à 20 %** (art. 8, § 3, de l'A.R. du 10 mai 1989)
   a. Description de la politique dans laquelle se situe l'acquisition :

   Néant

   b. Nombre de titres acquis au cours des 12 mois précédant la présente déclaration et mode d'acquisition :

	nombre	mode d'acquisition
1. **Droits de vote effectifs** afférents à des titres • représentatifs du capital • non représentatifs du capital		
2. **Droits de vote futurs**, potentiels ou non, résultant de • droits et engagements à la conversion en ou à la souscription de **titres à émettre**, à savoir: ◊ conversion d'obligations ◊ conversion de prêts ◊ exercice de warrants ◊ autres (à détailler le cas échéant)		
• droits et engagements à l'acquisition de **titres émis**, à savoir : ◊ options ◊ warrants portant sur des titres émis ◊ engagements résultant d'un contrat ◊ autres (à détailler le cas échéant)		

5. **Description, éventuellement sous forme d'organigramme, de la structure de contrôle de la ou des sociétés tenues à déclaration** (facultatif)

   Néant

Fait le 8 novembre 2005 à Bruxelles

Paul Mestag

Paul Mestag

<u>Annexes à transmettre uniquement à la Commission bancaire, financière et des assurances</u> (obligatoires en vertu de l'art. 4, § 1er, alinéa 1er de la loi du 2 mars 1989) : les documents relatifs à l'opération (aux opérations) donnant lieu à déclaration.

EXHIBIT 7

Form B : subsequent declaration of interest held in a listed company consequently a percentage change or updating

The following is a summary English translation of a filing originally submitted in French on Form B (Form B: subsequent declaration of interest held in a listed company consequently a percentage change or updating). A full translation of Form B (obtained from the website of the Belgian Banking, Finance and Insurance Commission http://www.cbfa.be/eng/gv/ah/circ/pdf/formb_04-04.doc) is attached hereto as Exhibit B.

Summary translations:

	Name of person making Declaration	**Date**	**Summary of Declaration**
1.	Fortis Investment Management SA Brussells, Belgium Paul Mestag Head, Funds Legal Service	10 November 2005 (reflecting a transaction in October 2005)	Sale of 69,026 shares, resulting in reduction of total holdings from 322,654 shares (3.13%) to 253,628 shares (2.46%).

* * *

EXHIBIT B

CHAPTER I - LAW OF 2 MARCH 1989

Form B : subsequent declaration of interest held in a listed company consequently a percentage change or updating[1]

0. **To be sent to:**
   - the listed company concerned
   - Banking, Finance and Insurance Commission
     Supervision of Financial Information and Markets
     For the attention of Mr. G. Delaere
     Rue du Congrès 12-14, 1000 BRUSSELS - BELGIUM
     Fax: +32 2 220 59 03 – e-mail: fmi.fin@cbfa.be

3. **Name of company concerned :** ....

4. **Details of the person making the declaration**[2] in the capacity as declarant acting for own account / in the capacity as declarant acting on behalf of a third party[3] / in the capacity as agent[4]

   a) *natural person*
   surname + first name ....
   address ....
   ....
   phone number (optional) ....

   b) *legal person*
   legal form + company name ....
   registered office ....
   ....
   phone number ....
   fax number ....
   name and capacity of the ....
   signatory of the declaration ....

3. **Items covered by the declaration**

<u>Preliminary remarks</u>
Where the declaration is made by related persons or persons acting in concert, tables I and II shall be completed as many times as necessary:

- first for each of these persons *separately*, even where none of them reach a threshold as defined by law (see Article 8, § 1, 3°, of the Royal Decree of 10 May 1989)[5];
- then for the *group* of related persons or persons acting in concert (see Article 2, §§ 1 and 2, of the Law of 2 March 1989).

[1] See Article 8, § 2, and Article 8, § 4, of the Royal Decree of 10 May 1989.
[2] Cross out what is not appropriate.
[3] I.e. where a third party holds rights for the account of another person.
[4] Each time a person who is subject to declaration entrusts this task to another person.
[5] Except in the case of natural persons acting in concert none of whom possess a number of securities representing 5% or more of effective voting rights: these may make a joint declaration, without indicating the individual holders (Article 2, § 3, paragraph 2, of the Law of 2 March 1989).

Table I : general information

Name of the company concerned	
Rights held by / for the account of[1] (cross out what is not appropriate)	*
Related to	
Acting in concert with	
Date of completion of the situation giving rise to the declaration	
Sources relating to the denominator	

[1] Where a third party holds rights for the account of another person.

* For natural persons: surname and first name + address; for legal persons: legal form, company name and address of registered office.

Table II : calculation of the stake

	previous declaration		modification (+ or -)	new declaration	
	numerator	% [2]	numerator	numerator	%
3. **Effective voting rights** attaching to securities • representing the capital • not representing the capital					
4. **Future voting rights**, potential or not, resulting from • rights and commitments for conversion into or subscription of **securities to be issued**, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)					
• rights and commitments for acquisition of **issued securities**, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)		(shaded)			(shaded)
Total					
<u>Mention</u> Rights and commitments for conversion into, subscription of or acquisition of securities, subject to conditional clauses: • bond conversion • exercise of warrants • others (give details as appropriate)					
For rights and commitments from which future voting rights may arise, please specify the waiting or exercise period					
(Type + waiting/exercise period)					

[2] This percentage is to be calculated on the basis of the denominator used in the preceding declaration.

4. Description of the denominator

1. **Effective voting rights** attaching to securities • representing the capital • not representing the capital	
2. **Future voting rights**, potential or not, resulting from rights and commitments for conversion into or subscription of **securities to be issued**, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)	
Total	

5. Additional information to be provided if the number of securities held is equal to or greater than 20 % (see Article 8, § 1, paragraph 3, of the Royal Decree of 10 May 1989)

a. Description of the overall strategy in the course of which the acquisition or sale is made:

b. Number of securities rights acquired during the 12 months preceding this declaration, and manner of acquisition:

	number	manner of acquisition
3. **Effective voting rights** attaching to securities • representing capital • not representing capital		
4. **Future voting rights**, potential or not, resulting from • rights or commitments for conversion into or subscription of **securities to be issued**, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)		
• rights and commitments for subscription or acquisition of issued securities, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)		

6. Description, possibly in the form of an organizational chart, of the structure of control of the company(ies) subject to declaration (optional)

Done on .... in..

... ...
(signature)

Annexes to be sent only to the Banking, Finance and Insurance Commission (mandatory by virtue of Article 4, § 1, paragraph 1, of the Law of 2 March 1989): the documents relating to the operation(s) giving rise to the declaration.

CHAPITRE Ier DE LA LOI DU 2 MARS 1989

Formulaire B : déclaration subséquente de participation dans une société cotée, par suite d'une modification de quotité ou d'une mise à jour[1]

0. **A adresser à** :
   - la société cotée visée
   - Commission bancaire, financière et des assurances
     Contrôle de l'information et des marchés financiers
     A l'attention de M. G. Delaere
     Rue du Congrès 12-14, 1000 BRUXELLES
     fax : +32(2)220.59.03 - e-mail : fmi.fin@cbfa.be

1. **Nom de la société visée :** ....

2. **Données relatives à la personne établissant la déclaration**[2] en qualité de déclarant intervenant pour son propre compte / en qualité de déclarant intervenant pour le compte d'autrui[3] / comme mandataire[4]

a) *personne physique*

nom + prénom	....
adresse	....
	....
tél. (facultatif)	....

b) *personne morale*

forme juridique + dénomination	FORTIS INVESTMENT MANAGEMENT SA
siège social	14, avenue de l'Astronomie 1210 Bruxelles
tél.	02/274.85.47
fax	02/274/82.06
nom et qualité du signataire de la déclaration	Paul Mestag Head, Funds Legal Service

3. **Eléments constitutifs de la déclaration**

Remarque préliminaire

Lorsque la déclaration est opérée par des personnes liées ou agissant de concert, les tableaux I et II seront complétés autant de fois que nécessaire :

- d'abord pour chacune de ces personnes *séparément*, même si aucune d'elles n'atteint à elle seule l'un des seuils prévus par la loi (cf. art. 8, § 1er, 3°, de l'A.R. du 10 mai 1989)[5] ;
- ensuite pour *l'ensemble* des personnes liées ou agissant de concert (cf. art. 2, § 1er et 2, de la loi du 2 mars 1989).

---

[1] Ces notions sont définies respectivement à l'article 8, § 2 et l'article 8, § 4 de l'A.R. du 10 mai 1989.

[2] Biffer la(les) mention(s) inutile(s).

[3] C.à.d. lorsqu'un tiers détient des droits pour le compte d'une autre personne.

[4] Chaque fois qu'une personne tenue à déclaration désigne une autre personne pour s'acquitter de son obligation de déclaration.

[5] Sauf s'il s'agit de personnes physiques agissant de concert dont aucune ne possède un nombre de titres auquel sont attachés 5 % ou plus des droits de vote existants : celles-ci peuvent faire une déclaration commune, sans indication des détenteurs individuels (art. 2, § 3, alinéa 2, de la loi du 2 mars 1989).

Tableau I : données générales

Nom de la société visée	Option NV
Droits détenus par/ pour compte de[1] (biffer la mention inutile)	Droits de vote détenus par Fortis Investment Management SA pour le compte plusieurs OPC gérés
lié(e) à	-
agissant de concert avec	-
Date de réalisation de la situation donnant lieu à déclaration	10/11/2005
Sources relatives au dénominateur	Site internet de la société Option NV

[1] Lorsqu'un tiers détient des droits pour compte d'autrui.
* Pour les personnes physiques : nom et prénom + adresse. Pour les personnes morales : forme juridique, dénomination sociale et adresse du siège social.

Tableau II : calcul de la quotité

	déclaration précédente		modification en + ou en -	nouvelle déclaration	
	numérateur	% [2]	numérateur	numérateur	%
1. **Droits de vote effectifs** afférents à des titres • représentatifs du capital • non représentatifs du capital	322.654	3,13%	-69.026	253.628	2,46%
2. **Droits de vote futurs**, potentiels ou non, résultant de • droits et engagements à la conversion en ou à la souscription de **titres à émettre**, à savoir : ◊ conversion d'obligations ◊ conversion de prêts ◊ exercice de warrants ◊ autres (à détailler le cas échéant)	-	-	-	-	-
• droits et engagements à l'acquisition de **titres émis**, à savoir : ◊ options ◊ warrants portant sur des titres émis ◊ engagements résultant d'un contrat ◊ autres (à détailler le cas échéant)	-		-	-	
Total	322.654	3,13%	-69.026	253.628	2,46%
Pour mention Droits et engagements à la conversion en, à la souscription ou à l'acquisition de titres, assortis de clauses conditionnelles, à savoir : • conversion d'obligations • exercice de warrants • autres (à détailler le cas échéant)	-	-	-	-	

Pour les droits ou engagements desquels peuvent résulter des droits de vote futurs : délais ou périodes d'exercice
(Type + délais/périodes)

[2] Le calcul du pourcentage s'effectue sur base du dénominateur utilisé dans la déclaration précédente.

4. Description du dénominateur

1. **Droits de vote effectifs** afférents à des titres • représentatifs du capital • non représentatifs du capital	10.314.324
2. **Droits de vote futurs**, potentiels ou non, résultant de droits et engagements à la conversion en ou à la souscription de **titres à émettre,** à savoir : ◊ conversion d'obligations ◊ conversion de prêts ◊ exercice de warrants ◊ autres (à détailler le cas échéant)	-
Total	10.314.324

5. Données complémentaires à fournir si le nombre de titres détenus est égal ou supérieur à 20 % (art. 8, § 3, de l'A.R. du 10 mai 1989)

a. Description de la politique dans laquelle se situe l'acquisition ou la cession :

Néant

b. Nombre de titres acquis au cours des 12 mois précédant la présente déclaration et mode d'acquisition :

	nombre	mode d'acquisition
1. **Droits de vote effectifs** afférents à des titres • représentatifs du capital • non représentatifs du capital		
2. **Droits de vote futurs**, potentiels ou non, résultant de • droits et engagements à la conversion en ou à la souscription de **titres à émettre,** à savoir: ◊ conversion d'obligations ◊ conversion de prêts ◊ exercice de warrants ◊ autres (à détailler le cas échéant)		
• droits et engagements à l'acquisition de **titres émis**, à savoir : ◊ options ◊ warrants portant sur des titres émis ◊ engagements résultant d'un contrat ◊ autres (à détailler le cas échéant)		

6. Description, éventuellement sous forme d'organigramme, de la structure de contrôle de la ou des sociétés tenues à déclaration (facultatif)

Fait le 10 novembre 2005 à Bruxelles

Paul Mestag

Annexes à transmettre uniquement à la Commission bancaire, financière et des assurances (obligatoires en vertu de l'art. 4, § 1er, alinéa 1er de la loi du 2 mars 1989) : les documents relatifs à l'opération (aux opérations) donnant lieu à déclaration.

EXHIBIT 8

OPTION N.V.

Admission complémentaire

Actions ordinaires
Code ISIN: BE0164937378
Code SVM: 164937.37
Code Stock : OPTI

INSCRIPTION à partir du 06-10-2005
(Suite à l'avis paru à la Cote du 01-08-2003)

Au marché continu - groupe AB

- de **206.970** actions ordinaires nouvelles, jouissance 01.01.2005, ayant été émises le 23 septembre 2005 suite à l'exercice de 206.970 warrants dans le cadre du plan « T » réservé aux membres du personnel de la société et de ses filiales.

En conséquence, à partir du 06-10-2005 :

le nombre d'actions ordinaires inscrites au marché réglementé Eurolist by Euronext Brussels sera porté de **10.105.354 à 10.312.324**.

OPTION N.V.

Bijkomende opneming

Gewone aandelen
ISIN code : BE0164937378
SRW code : 164937.37
Stock code : OPTI

OPNEMING vanaf 06-10-2005
(In aansluiting op het bericht verschenen in de Koerslijst van 01-08-2003)

Op continumarkt - groep AB

- van **206.970** nieuwe gewone aandelen, genot 01-01-2005, uitgegeven op 23 september 2005 voortkomend uit de uitoefening van 206.970 warrants in het kader van het warrantenplan "T" voorbehouden aan het personeel en haar dochtervennootschappen.

Bijgevolg zal vanaf 06-10-2005:

het aantal opgenomen gewone aandelen op de gereglementeerde markt Eurolist by Euronext Brussels van **10.105.354 naar 10.312.324** gebracht worden.

OPTION N.V.

Additional listing

Ordinary shares
ISIN code : BE0164937378
SRW code : 164937.37
Stock code : OPTI

LISTING as of 6 October 2005
(Following the notice published in the Official Price list of 1 August 2003)

On continuous market - group AB

- of **206,970** new ordinary shares, starting from 01.01.2005, issued on 23 September 2005, coming from the exercise of 206,970 warrants of the stock option plan "T" reserved to the personnel of the company and its subsidiaries.

Thus, as of 6 October 2005:

the number of ordinary shares listed on the regulated market Eurolist by Euronext Brussels will increase from **10,105,354 to 10,312,324.**